[redacted]

Securities and Exchange Commission
RECEIVED
APR 2 2 2008
Office of Compliance Inspection and Examinations

SECURI 08031622 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16881

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2007 (MM/DD/YY) AND ENDING 1/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Carlson (212) 878-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman, LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westminster Securities Corporation, as of January 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MINERVA GORDIAN
Notary Public, State of New York
No. 01GO5870819
Qualified in Bronx County
Commission Expires May 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2008

WESTMINSTER SECURITIES CORPORATION

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Stockholder of
Westminster Securities Corporation

We have audited the accompanying statement of financial condition of Westminster Securities Corporation (the "Company") as of January 31, 2008 that you are filing, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Westminster Securities Corporation as of January 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
April 16, 2008

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2008

ASSETS

Cash	$ 276,267	
Securities owned:		
Marketable, at market value	2,111,335	
Non-marketable, at fair value	191,397	
Due from clearing brokers	1,139,339	
Due from non-clearing brokers	158,830	
Receivables from customers	228,512	
Prepaid expenses and other assets	222,229	
Secured demand notes	1,100,000	
Property and equipment, net	126,283	
Due from employees	462,951	
Security deposits	76,972	
TOTAL ASSETS		$ 6,094,115

The accompanying notes are an integral part of this financial statement.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2008

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 87,509	
Accounts payable and accrued expenses	2,547,516	
Deferred tax liability	8,995	
Due to non-clearing brokers	316,530	
TOTAL LIABILITIES		$ 2,960,550
SUBORDINATED BORROWINGS		1,600,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, class "A" voting, $1.00 par value; 1,000 shares authorized; 751 shares issued and outstanding	751	
Common stock, class "B" non-voting $2.00 par value; 1,000 shares authorized; issued and outstanding - none	--	
Additional paid-in capital	435,189	
Retained earnings	1,097,625	
TOTAL STOCKHOLDER'S EQUITY		1,533,565
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 6,094,115

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Nature of Business
Westminster Securities Corporation (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the New York Stock Exchange ("NYSE").

The Company is a full-service brokerage firm whose activities include market making and proprietary trading, primarily of equity securities, as well as corporate finance and investment banking services to corporations and businesses. The Company is an introducing broker and clears all transactions through two clearing organizations on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company has multiple offices, the principal ones being in New York, Atlanta, St Louis and Spokane.

NOTE 2 - Summary of Significant Accounting Policies

Valuation of Securities Owned - Marketable and Non-Marketable
Marketable securities which consist of publicly traded unrestricted common stock and are valued at the closing price on the valuation date.

Non-marketable securities consist of restricted common stock in publicly held companies and non-tradable warrants exercisable into common stock of public companies. These non-marketable securities are carried at fair value as determined in good faith by management.

The Company determines fair value of restricted common stock in publicly held companies and non-tradable warrants exercisable into common stock of public companies based upon the market price of the related unrestricted common stock, adjusted for discounts relating to various degrees of trading restrictions.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the non-marketable securities may cause the gains or losses ultimately realized on these investments to be different from the fair values currently assigned.

NOTE 2 - Summary of Significant Accounting Policies, continued

Securities Transactions and Revenue Recognition
All securities transactions, commission revenue and commission expense are recorded on a trade-date basis.

Investment banking fees arising from securities offerings in which the Company acts as an underwriter or agent, along with fees earned from providing financial advisory services are recognized at the time the transaction is consummated.

The Company recognized advisory fee revenue ratably over the terms of the related contracts.

Property and Equipment
Property and equipment are stated at cost. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the related assets.

Income Taxes
Effective February 1, 2006, the Company elected to be treated as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes, whereby the Company's earnings are included in the income tax return of the stockholders who file their separate income tax returns. The Company is subject to local corporate income taxes.

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the difference are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax assets amount will not be realized.

Use of Estimates in the Financial Statement
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

The Company is engaged in a broad range of activities including agency transactions for customers as well as market making and proprietary trading of primarily equity securities, corporate finance and investment banking services to corporations and businesses. Counter-parties to the Company's business activities include broker-dealers, clearing organizations, banks and other financial institutions. The Company maintains arrangements with two clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing brokers to extend credit to their customers secured by cash and securities in the customer's account.

The Company's exposure to credit risk associated with the non-performance by their customers and counter parties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counter parties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they might incur while extending credit to the Company's customers. It is the Company's policy to review, as necessary, the credit standing of their customers and each counter party. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing brokers when such amounts become determinable. At January 31, 2008, there is $228,512 receivables from investment banking customers included in the accompanying statement of financial condition.

Securities sold, but not yet purchased, commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the statement of financial condition.

The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk. The Company may receive warrants as part of its investment banking activities. The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company controls risk by maintaining accounts with large, reputable financial institutions. At times, such amounts may exceed FDIC limits. At January 31, 2008, the Company had balances in excess of FDIC limits.

NOTE 2 - Summary of Significant Accounting Policies, continued

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*," ("FIN 48"). This interpretation clarified the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Specifically, FIN 48 clarifies the application of SFAS No. 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. Additionally, FIN 48 provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods of income taxes, as well as the required disclosure and transition. This interpretation is effective for non-public companies for fiscal years beginning after December 15, 2007. The Company is currently evaluating the requirements of FIN 48 and has not yet determined if the adoption of FIN 48 will have a material impact on its financial statement.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* (SFAS 157"). SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS 157 on its future results of operations and financial condition and has not yet determined such effects.

In February 2007, the FASB issued SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of the adoption of this statement on its results of operations and financial condition.

NOTE 3 - Due from Clearing Brokers and Clearing Agreements

At January 31, 2008, amounts due from the Company's two clearing brokers aggregating $1,139,339 include fees and commissions. The Company's clearing agreements can be canceled in 90 and 60 days, respectively, by written notice from either party.

NOTE 4 - Secured Demand Notes and Subordinated Borrowings

At January 31, 2008, the Company had $1,600,000 of subordinated borrowings, of which $1,100,000 are collateralized by secured demand notes with underlying security of cash and U.S. Treasury Bills of approximately $833,000 and $600,000, respectively. These subordinated borrowings and secured demand notes are approved by the NYSE. The subordinated borrowings are payable to the sole stockholder and a broker of the Company. These notes bear interest at 6% per annum and are due as follows; $200,000 due on May 1, 2009, $300,000 on July 1, 2009, $400,000 on July 15, 2009, $200,000 due on April 15, 2009, and $500,000 due on April 9, 2009.

Except for the $500,000 subordinated borrowing, these subordinated loans have automatic renewal clauses to extend the maturity dates for additional one-year periods. The Company has agreed to pay interest on the subordinated borrowings at 6% per annum on the greater of the face amount or the ending monthly balance of the collateral for the secured demand notes. At January 31, 2008, accrued interest on these borrowings was $19,660 and is included in accounts payable and accrued expenses in accompanying statement of financial condition.

The secured demand notes were available to compute net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC rule 15c3-1"). The borrowings are subordinated to the claims of the present and future general creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

NOTE 5 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at January 31, 2008, consist of trading and investment securities, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$2,111,335	$87,509

Non-marketable securities at January 31, 2008 are as follows:

Restricted common stock in public companies	$ 25,000
Non-tradable warrants to purchase common stock in public companies	166,397
	$191,397

NOTE 6 - Property and Equipment

Property and equipment at January 31, 2008 consisted of the following:

	Amount	Estimated Useful Lives
Computer and office equipment	$512,440	3-5 years
Furniture and fixtures	112,285	7 years
Computer software	9,216	3 years
Leasehold improvements	122,135	Life of lease
	756,076	
Less: accumulated depreciation and amortization	(629,793)	
Property and Equipment, Net	$126,283	

Depreciation and amortization expense for the year ended January 31, 2008 was $74,109.

NOTE 7- Income Taxes

The deferred tax liability at January 31, 2008, results from unrealized gains on unexercised warrants and consists of the following:

	Amount
Deferred tax liability:	
Non-tradable warrants	$(8,995)

NOTE 8 - Commitments and Contingencies

Contingent Gain

The Company was the claimant party with respect to an arbitration matter before the American Arbitration Association (the "AAA "). On January 2, 2008, the AAA panel determined that the Company is entitled to a cash award aggregating $642,883 and 87,083 warrants to purchase shares of the respondent party's (the "Respondent") common stock at an exercise price of $6.00 per share (the quoted market price of such share of common stock as of January 31, 2008 is $10.86). The Company filed a motion in court to confirm the arbitration award and the Respondent filed a cross motion to vacate it. On March 7, 2008, the Company filed an opposition to the Respondent's motion to vacate the award. Management of the Company and their counsel believe that the court will rule in favor of the Company and confirm the aforementioned award. As of January 31, 2008, the Company has not recorded any potential gain from this matter.

Lease Commitments

The Company has a non-cancelable lease for its New York corporate office, which expires in August 2012. The lease agreement includes provisions requiring the Company to pay its proportionate shares of utilities, operating costs and real estate taxes. In addition, during the year, the Company entered into a 65 month non-cancelable lease for its Atlanta office, which expires in 2013. Rent expense under these leases for the year ended January 31, 2008 was approximately $475,000. Future minimum annual rentals under the above non-cancelable operating leases as of January 31, 2008 are as follows:

For the Year Ending January 31,	Total
2009	$ 389,559
2010	392,285
2011	395,099
2012	304,633
Thereafter	30,104
Total	$1,511,680

Letter of Credit

In connection with the lease for its corporate office, the Company is required to maintain a standby letter of credit which was reduced to $38,183 in December 2007 and the collateralizing certificate of deposit was reduced to $57,365 in January 2008. The certificate of deposit is included as a security deposit in the accompanying statement of financial condition.

NOTE 8 - Commitments and Contingencies, continued

Legal Matters

During October 2007, the Company entered into a settlement agreement with respect to a lawsuit against the Company, whereby it paid $220,000 to the claimants. The matter was formally dismissed in January 2008.

The Company is named, along with numerous other defendants in a lawsuit which includes charges of violations of Securities Laws and other charges. The Company's move to dismiss the claims was granted, in part and denied in part. The plaintiff has filed an amended complaint and the Company has moved to dismiss that complaint. The court has not yet ruled on this motion. The plaintiff has not specified an amount of damages it seeks from the Company, but seeks an aggregate amount from all named defendants. Therefore, the Company cannot reasonably estimate its range of loss with respect to such matter. However, an unfavorable outcome against the Company could have material adverse consequences to the Company's financial condition. The Company believes that the claims against it are without merit and is vigorously defending such matter.

In the normal course of the Company's business, the Company is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters, that the resolution of these claims presently pending would not have a material adverse effect on the financial condition of the Company.

NOTE 9 - 401(k) Plan

The Company has a defined contribution 401(k) plan (the "Plan"). The Plan covers all employees who are 21 years of age and have 6 months of prior service with the Company. Those eligible employees may defer part of their compensation up to the maximum allowable by the Internal Revenue Code.

The Company is not required to match any employee contributions, but may do so at its discretion. There was no matching contribution by the Company for the year ended January 31, 2008.

NOTE 10 - Net Capital Requirements

The Company is subject to SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2008, the Company's net capital amounted to $1,287,096, which was $ 779,596 in excess of its required net capital of $507,500. The Company's aggregate indebtedness to net capital ratio was 2.23 to 1 at January 31, 2008.

END